LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

October 6, 2010

VIA EDGAR AND COURIER

William Friar
Senior Financial Analyst
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re	Heritage Financial Group, Inc. Registration Statement on Form: S-1 Filed June 22, 2010 File No. 333-167670	and	Heritage Financial Group Form 10-K for December 31, 2009 Filed April 9, 2010 File No. 0-51305

Dear Mr. Friar:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Heritage Financial Group, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. Three (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.  The Amendment is marked to show all revisions to Pre-Effective Amendment No. 2 filed on September 14, 2010.

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission in its letter dated September 23, 2010 (the “Comment Letter”) and additional comments provided by telephone.  The revisions reflect coversations between the Registrant and SEC accounting staff on some of the comments in the Comment Letter.  The Registrant’s responses to the staff’s written comments are numbered to correspond to the numbered comments in the Comment Letter.  As requested by staff, a copy of the letter submitted to the staff by the Registrant on August 11, 2010 is follows this letter.  The Registrant is hoping that its Registration Statement would be declared effective no later than October 12, 2010 and is ready to submit its formal request for effectiveness once the staff indicates that is appropriate.

William Friar
Securities and Exchange Commission
October 6, 2010

How We Determined the Offering Range.... page 5

1.	Given the significant decline in market value, please disclose the prior appraised market value within this section.

Response:   The prior appraised market value of $105.7 million as of June 11, 2010 is disclosed on pages 5 and 124.

2.
In conjunction with negative peer group performance disclosure in the first paragraph, please revise to indicate the performance of the recent conversions disclosed on page 122, and more prominently reference that information.

Response:   This disclosure, which is similar to that provided in response to Comment 5, is now included on page 5.

Market for the Common Stock, page 14

3.
Please clarify that the market price of shares issued in this offering will be different than shares of HFG.  In "Market for the Common Stock,” on page 36, please note in the first paragraph that the shares of common stock of HFG and Heritage Financial Group represent different economic interests, will reflect different financial results, and therefore it is expected that the market price of the two securities will be different.

Response:   The following sentence has been added to “Market for the Common Stock” now on page 13: “The $10.00 per share price in this offering for Heritage Financial Group common stock is not the same as and has no relationship to the current market price for HFG shares of common stock, which was $_____ per share at the close of the last trading day prior to the date of this prospectus.”  The following sentences have been added to the subsequent disclosure also entitled "Market for the Common Stock” now on page 34: “Shares of common stock of HFG and the shares of common stock of Heritage Financial Group being offered through this prospectus represent and reflect different economic interests and different financial results.  Therefore, the market price of Heritage Financial Group shares after the closing of the offering may be different from and will have no relationship to the historical market price of HFG shares.”

William Friar
Securities and Exchange Commission
October 6, 2010

The recent economic recession…. page 18

4.	Please include the average unemployment rate, or a comparable, meaningful figure, for your market area. We note from page 77 that they appear to be materially higher than national figures.

Response:   A sentence has been added to the risk factor now on page 17 comparing the national unemployment rate with the higher rates in Georgia and Florida as issued by the Department of Labor for August 2010.

Risks Related to the Offering:

The future price of our shares.... page 25

5.	Please reference the table on page 122 and disclose that for six out of nine of those companies the trading price is lower than the price paid in the offering.

Response:   That risk factor, now on page 24, contains a reference to the table now on page 120 and indicates that six of the listed entities are trading at below the initial trading price.  This disclosure is similar to that provided in response to Comment 2.

Selected Financial Ratios and Other Data, page 31

6.
Please revise your ratio information to clarify how purchased loans are reflected in your data, including non-performing loans.  Revise here and throughout your document, as appropriate, to provide consistent disclosure of these loans and their performance status.

Response:   From the Registrant’s conversations with the staff, we understand that this comment requests disclosure on whether and how HFG includes its discounted purchased loans in non-performing and delinquent loans in “Selected Financial Ratios and Other Data” and elsewhere in the prospectus where non-performing loan information is provided.  As stated in the conversations with the staff, HFG includes purchased loans that are greater than 90 days past due in non-performing loans in the amount of their contractual principal balance and includes purchased loans that are past due 30 to 89 days in delinquent loans in the amount of their contractual principal balance.  Staff also requested that the amounts of non-performing purchased loans at the reported periods in the financial statements be provided in “Selected Financial Ratios and Other Data.”  This disclosure is now provided on pages 29, 57, 86 and 87.

William Friar
Securities and Exchange Commission
October 6, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

7.
Noting that the $1M intangible asset related to Florida branching was impaired with the enactment of the Dodd-Frank Act, please revise to provide more prominent discussions in your document of the charge, including clear disclosure in your Subsequent Events footnote on page F-61.  In the summary, risk factor section or a note to the selected financial data beginning on page 30, prominently disclose this situation and describe the expected impact on net income for 2010.

Response:   The “Subsequent Events Note to Consolidated Financial Statements” on page F-63 has been revised to include disclosure on this impaired asset.  The impairment of this intangible asset and its impact on income was included in the risk factor entitled “Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income.”  In order to make the disclosure more prominent, we have removed this discussion from that risk factor and included it in a separate risk factor on page 22 entitled “Recent legislation has impaired a $1 million intangible asset, which will affect our net income adversely.”

Market Area, page 77

8.	Disclose who SNL Financial is and where these reports can be obtained.

Response:   That information is now provided on page 75.

9.
On an aggregate or individual basis, discuss the reason for the expected population growth rates.  Note, for example, with respect to the Ocala market with an unemployment rate of 15.4%, but an expected growth rate of 12.9% over the next five years.  Also, if not evenly achieved, disclose the historic, 9 year growth of 32% on an annual basis.

Response:   The population and demographic information obtained from SNL Financial has been updated.  These market areas are expected to experience much lower population growth over the next five years compared to that experienced over the last 10, but they are expected to experience population growth even with the depressed economic conditions.  A primary reason for this is the historic and projected trend in the increase in the number of residents age55 and older choosing these areas as the location of their retirement homes.  This is now stated on page 75.  SNL Financial’s demographic data did not report historic or projected population growth on an annual basis, so that information cannot be provided.

William Friar
Securities and Exchange Commission
October 6, 2010

Financial Statements:

Note 2.  Acquisition Activity, page F-19

10.
Please revise your disclosures regarding The Tattnall Bank to identify that your original establishment of a contingent liability to cover the costs to maintain and dispose of problem assets was an error under GAAP.  Revise to more clearly confirm, if true, that you determined that the correction of this error was not material to prior or current period financial statements and therefore you elected to record the costs in the current period rather than restate prior periods.

Response:   Note 2 to the Consolidated Financial Statements now states that HFG was in error when it established a contingent liability to cover the costs to maintain and dispose of problem assets obtained in the FDIC-assisted Tattnall acquisition.  That Note now clearly provides that HFG determined it could correct this error beginning in the June 2010 quarter, because any correction of the error in prior periods (Fiscal 2009 and March 2010 quarter) was not material.

11.
Please revise to explain how you determined the value previously ascribed to the accrued liability now qualifies as a further reduction of the fair market value of the loans.  Tell us how you considered the guidance of ASC 820-10 (SEAS 157).

Response:   HFG determined that the amount of the eliminated contingent liability was a proper additional discount in the fair market value of the loans acquired in the Tattnall transaction.  This amount reflects anticipated costs of maintaining and disposing of problem loans in that portfolio.  These costs have had and will continue to have a direct impact on HFG’s and the Registrant’s net cash flows on these assets and are relevant to the value of those loans at acquisition.

HFG considered ASC 8210-10-35-9 in making this determination.  ASC 8210-10-35-9 states that “The fair value of the asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability.”  The accrual initially established, and then corrected as a further discount to these loans, consisted primarily of costs related to dispose of and work the problem loans (and the amounts of any other items reflected in the accrual/discount were not material).  HFG considered these costs in making its bid for the Tattnall acquisition and believes that all bidders for a failed bank would consider these costs in their establishment of the value they would be willing to pay for these loans.  Therefore, these potential costs would qualify as a further reduction of the fair market value of the acquired loans.  Furthermore in the 10 months since this acquisition, HFG has experience in the costs it has realized to work through these problem loans and the Tattnall portfolio.  Based on this experience and the costs incurred so far, HFG has been able to confirm that this estimate was reasonable and that these costs have impacted the value of these assets.

12.
Please refer to the table on page F-21.  Please revise to disclose why you recorded accretable yield and a non-accretable difference on loans acquired that did not evidence credit impairment on the date of acquisition.  Tell us and more clearly disclose how you determined the amount of your basis in the acquired loans that did not exhibit deterioration in credit quality and the cash flows expected to be collected for loans that did not exhibit deterioration in credit quality.  If the loans did not exhibit deterioration in credit quality, tell us why you ascribed a portion of the purchase discount to these loans.  Clearly identify how you determined the amount of the purchase discount to apply to these loans in the form of a non-accretable yield.  Identify whether the accretable yield on these loans merely reflects the difference in the market and contractual interest rates.

William Friar
Securities and Exchange Commission
October 6, 2010

Response:   As noted in the prospectus on pages 18, 19 and 48, many of the acquired Tattnall loans have poor documentation of the creditworthiness of borrowers and the value of the collateral, even though those loans were and continue to be performing.  HFG determined that it was appropriate to discount performing loans under FASB ASC 310, even though there was no specific evidence of credit quality deterioration due to multiple factors, including the deterioration of the economy since the origination of the loans, the decline in real estate values in the market areas in which the collateral is located, the poor underwriting standards under which these loans were originated and the poor credit administration by Tattnall prior to HFG’s acquisition.

Based on discussion with the SEC staff on October 1, 2010, HFG has revised Note 2 to the Consolidated Financial Statements, including the table on F-21, to more clearly disclose why loans without specific evidence of deterioration in credit quality are expected to result in cash flows that are less than the contractually required principal and interest payments, and thus have been discounted and accounted for by analogy to ASC 310-30.   Therefore, both accretable and nonaccretable yield have been disclosed for these loans.

Additional Comments

Page 1 – Move “Business Strategy” to after “Our Current Organizational Structure.”

Response:   The “Business Strategy” discussion now begins on page 2 after the disclosure on organization structure.

Page 6 – Move the table listing the peer group members at the top of the page to “The Conversion and Offering” in the back of the prospectus.

Response:   The table was already included in “The Conversion and Offering” on page 124 (123 in this amendment) and has been deleted from page 6.

Page 28 – Eliminate or delete the risk factor on takeover limitations.

Response:   The details in the risk factor on takeover limitations have been deleted, and we have added a reference to the location of those details elsewhere in the prospectus.

William Friar
Securities and Exchange Commission
October 6, 2010

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided requests from the Registrant and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement to October 12, 2010 at 4:00 p.m. or as soon as practicable as the Staff may determine.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536 or Marty Meyrowitz at (202) 295-4527.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche

cc:	(Hard copy by messenger) David Lyon (two copies) (Hard copy by FEDEX) Heritage Working Group

August 11, 2010

VIA EMAIL: clinep@sec.gov

Paul Cline
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re	Heritage Financial Group, Inc. Registration Statement on Form: S-l Filed June 22, 2010 File No. 333-167670	and	Heritage Financial Group Form 10-K for December 31, 2010 Filed April 9, 2010 File No. 0-51305

Dear Mr. Cline:

          We have received the August 11, 2010 comment letter from William Friar respecting the above-referenced filings. As we discussed in our phone call earlier today, we wanted to submit responses to Comments 2 and 3 today by email and then plan to submit a complete response tomorrow morning.

2.
It appears you have not recognized any of the accretable yield in the quarter ended March 31, 2010. We do not believe it is appropriate to delay recognition of the entire amount. Please revise your financial statements accordingly. Otherwise, explain to us in detail why you have not recognized any of this amount and why you think it is appropriate not to have done so. Please provide us with a materiality analysis of the impact of this error to the quarter aided March 31, 2010.

          As supported in more detail below, we do not believe that we were required to recognize any of the accretable yield in the March 31, 2010 quarter. To the extent that your office believes it was an error not to recognize the accretion in that quarter, we have reviewed the potential impact that recognition would have had on our March 31, 2010 financial statements and, as noted in more detail below, we do not believe that such an error would have been material.

P.O. Box 50728
Albany, Georgia 31703-0728
229-420-0000
800-227-7989
Fax 229-888-8386
www.eheritagebank.com

Paul Cline
Securities and Exchange Commission
August 11, 2010

           Background on Acquired Loans: Before addressing the accretion recognition and materiality issues directly, we believe some background on the loans in question is necessary. (This background information partially addresses the other comments, which will be responded to in more detail tomorrow.)

          In order to understand the accounting for our acquisition of The Tattnall Bank “Tattnall”, we believe it is important to review some of the basic elements of the transaction. We acquired Tattnall from the FDIC on December 4, 2009, with a discount bid of $15.0 million in a whole bank purchase and assumption transaction without a loss share agreement. The absence of a loss sharing agreement adds substantial risk compared to an FDIC-assisted transaction with a loss sharing agreement, which provides a back-stop to the acquiring institution. To our knowledge, no other public filer has acquired a bank from the FDIC under these conditions. We have reviewed filings by public filers who have acquired banks from the FDIC under loss share agreements, and by public filers who have acquired banks from the FDIC without a loss share agreement and without acquiring any loans in the transaction. We believe that our acquisition of loans without a loss share agreement makes estimating the cash flows expected to be received on this portfolio different than if our acquisition involved a loss sharing agreement. It requires a more extensive review of the creditworthiness of the borrowers and the value of the collateral. IN addition, the risks inherent in the acquired assets are more likely to result in our not collecting the contractual amounts due on this pool of loans.

           It is also important to understand the composition of this portfolio. Tattnall is located in a rural area, and the loan portfolio consists primarily of loans made to those dependent on the agriculture industry in this area. In addition, the loans are consistent with what we see in rural banks in the Southeast, which are primarily shorter term loans (3- to 5-year balloon notes) with payment structures that are unique to the agriculture industry. The loan portfolio acquired from Tattnall had a weighted average life of only 1.96 years. Although the contractual maturity of these loans is short, the loans generally have amortizations over longer periods based on the collateral underlying the loans. Many of the loans in the portfolio are set up on single payments, quarterly payments or annual payments. This structure is designed to accommodate the cyclical nature of the agriculture industry. However, this makes the evaluation of the credit more difficult than analyzing a traditional 30-year mortgage with monthly principal and interest payments, where past performance can play a key component in assumptions as to future performance.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          The due diligence process in FDIC-assisted transactions is governed by the FDIC. In our due diligence of Tatnall, we were able to review approximately 60% of the dollar value of Tattnall’s loan portfolio over a 2 1/2 day time frame. In this process, we discovered many problems that are typical at a failing institution, including the following:

1.	Poorly documented loan files, including both credit and collateral items;
2.	Lack of current financial information, including financial statements, credit reports; tax returns and the corresponding analysis of those items;
3.	Lack of proper underwriting at the origination of the loan;
4.	Outdated appraisals or other evidence of current collateral values;
5.	Lack of information regarding the purpose of the loans;
6.	Poorly structured loans including unusual payment structures, longer than normal amortizations, and high loan to collateral value ratios; and
7.
Lack of training on proper credit underwriting. In addition, none of the lenders at Tattnall had work experience at other financial institutions during their careers, so in addition to having no training while at Tattnall, they had never been exposed to formal credit training

           ASC 310 - 30 provides for accounting treatment for loans for which it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the loan. ASC 310-30-15-6 permits the investor to “aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.” Furthermore, ASC 310-30-15-6 provides that commons risk characteristics include similar credit risk or risk ratings, and one or more predominant risk characteristics. The guidance does not further discuss what would qualify as common risk characteristics.

          In addition to the seven common risk factors listed above, we believe this pool of loans further has the following additional common risk factors:

1.	The loans were subject to very limited levels of due diligence.
2.	The loans are located in a geographic region heavily dependent on a non-diversified economic base of agriculture as the primary source of repayment.
3.
We have no recourse to any other party if documentation in the files is not sufficient to pursue collections of all contractual amounts due (i.e. – we do not have a loss share agreement with the FDIC).

          We believe that these ten factors would be considered “common risk characteristics” according to ASC 310-30-15-6, and therefore would qualify these loans to be pooled together and treated according to ASC 310-30-40-1. In addition, based on these factors, we believe that it is probable that we will not collect the entire contractual amounts due on most, if not all loans in this pool.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          In analyzing how to apply the proper accounting treatment for these loans, we considered ASC 310-30-15-7, which requires that all loans in a pool of loans must individually meet the scope of ASC 310-30-15-2. We believe this pool meets the requirements of this paragraph based on information that was available at the time the pool was established. In addition, ASC 310-30-40-1 discusses the integrity of the pool of loans and provides for loans to be removed from the pool only if one of the following two conditions is met: (1) the investor sells, forecloses, or otherwise receives assets in satisfaction of the loan or (2) the loan is written off. This section provides specifically that a refinancing or restructuring of a loan shall not result in removal of a loan from the pool. We believe we have maintained the integrity of this pool through our current reporting period of June 30, 2010 and we believe we will continue to maintain this integrity in future reporting periods.

          ASC 310-30-35-10 provides that an investor shall continue to estimate cash flows expected to be collected over the life of the loan subsequent to the initial evaluation. Guidance provided in ASC 805 Business Combinations also provides for the subsequent adjustments to the values we have recorded in our financial statements for this transaction for up to one year subsequent to the acquisition date. We believe that we have adequately disclosed that the measurements for this transaction are initial and subject to change in our financial statements. It is our intention to engage a third party valuation specialist in the fourth quarter of 2010 to assist us in performing this final measurement. In addition to the assistance from this specialist, we believe the additional time will also allow us to obtain information about the collateral and borrowers’ financial position that will allow us to make a better judgment as to the level of collectability of the contractual amounts due on these loans. For example, if we were to collect financial information on a borrower whose primary source of income is farming in January of 2010, we would be obtaining 2008 tax returns. Those returns would have information concerning the agricultural production for 2008 crop season, and would not provide sufficient information as to the borrower’s income for 2009. The information we need to obtain would be on the borrower’s 2009 tax return, which would likely not be available until April, or until October in the case of an extension. After the information is obtained, we would still need time to analyze the information to the greatest extent possible. For these reasons, we believe that an analysis in the fourth quarter of 2010 would provide us with the most accurate and reliable information possible.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          Recognition of Accretion: ASC 310-30-35-2 calls for the recognition of the accretable yield over the life of the loan. ASC 310-30-35-3 recognizes that the recognition of income is “dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected.” ASC 310-30-35-10 discusses subsequent valuation, and the reclassification of amounts between the accretable yield and nonaccretable yield based on those subsequent valuations. We believe our current estimate of $2.0 million in accretable yield represents the best estimate based on information available to us at the times it was reported in our financial statements. However, we do believe that subsequent information obtained by us could cause significant differences in the amount of contractual amounts we can expect to collect on these loans, and therefore could cause significant reclassifications between accretable yield and nonaccretable yield. We believe we have adequately disclosed this fact in our financial statements. Due to the high degree of estimation involved in these valuations, and the adjustments that may be made in the near future as we complete further internal analysis and employ third party valuation specialists, we believe that the appropriate GAAP treatment is to not accrete any of the accretable yield into income at this time. We believe the appropriate time to begin this accretion would be after the completion of this analysis, which we expect to take place in the fourth quarter. We believe this treatment is appropriate based on guidance provided in ASC 310-30 and ASC 805-20, as well as the principles based guidance that is promulgated throughout U.S. GAAP, including ASC 605, Revenue Recognition.

          Materiality Analysis: Despite our belief that our accounting treatment of the accretable yield is appropriate, we have performed calculations in order to analyze the difference between our financial statements as reported, and our financial statements as if the $2.0 million in accretable difference was accreted beginning at the date of acquisition on December 4, 2009. Including with this letter is an analysis of the recognition of the accretable yield in our year-end, March 31, 2010 and June 30, 2010 financial condition and results.

          In determining the amount of accretable that would have been recognized, assuming the accretion was recorded in the period from December 4, 2009 through June 30, 2010, we analyzed the amount of amortization and prepayments of loans that occurred during the period. In addition, we estimated the amount of amortization and prepayments we expect to occur over the life of the loans. These estimates were based on historical experience, actual data, and projections based on economic and other data. Based on our estimates, we expected to receive principal reductions of approximately 9.8% of our current outstanding loan balances over the period from January 1 through December 31, 2010, and therefore, we provided for an accretion of 9.8% of the $2.0 million balance for the period of January 1 through December 31, 2010. We estimated the 2009 amount of accretion by prorating this amount for the 27 days in 2009 in which we owned Tattnall. These estimates were based on amortizations expected on loans for the various loan types for the portfolio. For example, farm land loans were estimated to have a longer amortization period than were consumer loans. We also estimated prepayment levels based on the type of loan. In this estimate, we considered the fact that we have not received any significant level of prepayments as of June 30, 2010. In addition, we considered the limited availability of credit in this marketplace, as well as the general lack of supply in the marketplace for credit of certain types of loans. We believe our estimates are reasonable.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          Our analysis shows that the effect on the net loss for the year ended 2009 would be a decrease in loss of approximately $2,000 or 0.14% of the net loss we reported for that period. Loss per diluted share for that period would be unaffected at $0.16 per share under both scenarios. For the quarter ended March 31, 2010, our analysis shows that the effect on net income would be an increase in net income of $32,000 or 4.04% of the net income we reported for that period. Net income per diluted share for that period would be unaffected at $0.08 per share for both scenarios. For the quarter ended June 30, 2010, our analysis shows that the effect on net income would be an increase in net income of $32,000 or 10.82% of the net income we reported for that period. Net income per diluted share for that period would be unaffected at $0.03 per share for both scenarios. We believe that these adjustments to net income would be immaterial to both our net income, and to our financial statements taken as a whole for those periods.

3.	Tell us whether you have recognized any accretion on these loans during the quarter ended June 30, 2010 as depicted in your Recent Developments section beginning on page 29.

We did not recognize any accretion on the Tattnall loans during the quarter ended June 30, 2010 for the same reasons described above. In particular, please review the sections entitled “Recognition of Accretion” and “Materiality Analysis” in the response to comment 3.

          We expect to submit responses to comments 1, 4 and 5 in the morning.

          If the Staff has any questions or comments with respect to these responses to comments, please call me at (229) 878-2055.

Very truly yours,

/s/	T. Heath Fountain
T. Heath Fountain
Senior Vice President and
Chief Financial Officer

Heritage Financial Group
Analysis of Accretable Yield
(Unaudited)

	As of and for the three months ended June 30, 2010	As of and for the three months ended March 31, 2010	As of and for the year ended December 31, 2009
	(dollars in thosands)

Accretion	32	32	2

Total assets	663,874	574,363	571,948
accretion as a %	0.00%	0.01%	0.00%

Total equity	62,529	61,615	60,817
accretion as a %	0.05%	0.05%	0.00%

Gross loans	390,847	342,495	334,139
accretion as a %	0.01%	0.01%	0.00%

Net income (loss)	298	798	(1,652)
accretion as a %	10.82%	4.04%	-0.14%

Net income (loss) per diluted share	0.03	0.08	(0.16)

Net income (loss) per share adding accretion	0,03	0.08	(0.16)

Total interest income	6,856	6,477	23,401
accretion us a %	0.47%	0.50%	0.01%

Net interest income	4,696	4,409	14,607
accretion as a %	0.69%	0.73%	0.02%